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                             July 18, 2023

       Le Thi Thu Thuy
       Chief Executive Officer
       VinFast Auto Pte. Ltd.
       Dinh Vu     Cat Hai Economic Zone
       Cat Hai Islands, Cat Hai Town, Cat Hai District
       Hai Phong City, Vietnam

                                                        Re: VinFast Auto Pte.
Ltd.
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed July 12, 2023
                                                            File No. 333-272663

       Dear Le Thi Thu Thuy:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2023 letter.

       Amendment No. 2 to Registration Statement on Form F-4, filed July 12,
2023

       General

   1. Please note that this comment letter reflects only the amendment filed July 12, 2023. The subsequent amendment
filed July 17, 2023 was not reviewed and the staff will review the next filing that is
responsive to the comments in this letter.
       PROPOSAL NO. 3: THE ARTICLES AMENDMENT PROPOSAL, page 127

   2. We note your revisions to include an amendment to the charter to remove the requirement to maintain
US$5,000,001 in net tangible assets. Revise to clarify whether the parties have waived the related
condition to the closing of the Business Combination that is also
 Le Thi Thu Thuy
VinFast Auto Pte. Ltd.
July 18, 2023
Page 2
         dependent upon having at least US$5,000,001 in net tangible assets as of the Closing.
         Also, please revise to discuss the risk that your shares may not be approved for initial listing on NASDAQ, in light of your dependence upon this status to avoid a "penny stock"
         determination, and discuss the consequences of such outcome.
       You may contact Ernest Greene at 202-551-3733 or Martin James at 202-551-3671 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Jay Ingram at 202-551-3397 with any other questions.



FirstName LastNameLe Thi Thu Thuy                           Sincerely,
Comapany NameVinFast Auto Pte. Ltd.
                                                            Division of
Corporation Finance
July 18, 2023 Page 2                                        Office of
Manufacturing
FirstName LastName